SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SiTime Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

82982T 106

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82982T 106

1	NAMES OF REPORTING PERSONS: MegaChips Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,000,000
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.0%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1

Percentage ownership is based on 19,254,018 shares outstanding as of October 29, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

Item 1

(a) Name of Issuer:

SiTime Corporation

(b) Address of Issuer’s Principal Executive Offices:

5451 Patrick Henry Drive

Santa Clara, California 95054

Item 2

(a) Name of Persons Filing:

MegaChips Corporation

(b) Address of Principal Business Office or, if none, Residence:

1-1-1 Miyahara, Yodogawa-ku

Osaka 532-0003

Japan

(c) Citizenship:

MegaChips Corporation is based in Japan and traded on the Tokyo Stock Exchange.

(d) Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, $0.0001 par value per share, of SiTime Corporation.

(e) CUSIP Number: 82982T 106

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a) Amount beneficially owned:

MegaChips Corporation             5,000,000

(b) Percent of Class:

MegaChips Corporation             26.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

MegaChips Corporation             5,000,000

(ii) Shared power to vote or to direct the vote:

MegaChips Corporation             0

(iii) Sole power to dispose or to direct the disposition of:

MegaChips Corporation             5,000,000

(iv) Shared power to dispose or to direct the disposition of:

MegaChips Corporation             0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MegaChips Corporation

Dated: February 17, 2022	By:	/s/ Tetsuo Hikawa
Name: Tetsuo Hikawa Title: President and CEO